787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

May 16, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Healthcare & WellnessRx Trust
(Securities Act File No. 333-194973, Investment Company Act File No. 811-22021)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), please find responses to further telephonic comments provided by Laura E. Hatch of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) on May 14, 2014, to the undersigned of our firm regarding the filing dated May 13, 2014 of Pre-Effective Amendment No.1 to the registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

Prospectus

Prospectus Summary

(1) Comment: In the paragraph preceding the expense example, the disclosure states, “The following example illustrates the expenses (including the maximum estimated sales load on common shares of $10 and estimated offering expenses of $5.20 from the issuance of $150 million in common shares and $50 million in preferred shares) you would pay on a $1,000 investment in common shares.” The example should reflect all costs to common shareholders, including those costs due to an offering of the preferred shares.

Response: The requested change has been made. The expense example now assumes that the $1,000 investment in common shares is made prior to an offering of the preferred shares.

Subscription Rights

(2) Comment: The disclosure states, “We may issue subscription rights to holders of our ... (ii) preferred shares to purchase common or preferred shares....” Please remove the disclosure that would permit the Fund to issue subscription rights to holders of preferred shares to purchase common shares.

Securities and Exchange Commission

May 16, 2014

Response: The requested change has been made. The Fund reserves the right to revisit this comment with the Staff in a future registration statement.

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Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Healthcare & WellnessRx Trust
Agnes Mullady, The Gabelli Healthcare & WellnessRx Trust
Andrea Mango, Esq., The Gabelli Healthcare & WellnessRx Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP